Exhibit 99.1

ROYAL BANK OF CANADA

Annual Meeting of Common Shareholders

Toronto, Ontario – April 7, 2022 (Virtual Meeting)

REPORT OF VOTING RESULTS

In accordance with section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations

The following matters were voted on at the annual meeting of common shareholders of Royal Bank of Canada (the “bank”) held on April 7, 2022. Full details of these matters are set out in the Management Proxy Circular issued in connection with this meeting, which is available on our website at rbc.com/investorrelations; the website of our transfer agent, Computershare Trust Company of Canada, at www.envisionreports.com/RBC2022; SEDAR at sedar.com and EDGAR at sec.gov/edgar.shtml.

1.	Election of Directors

Each of the 13 nominees listed in the management proxy circular was elected as a director of the bank.

Nominee	Votes for	% for	Votes withheld	% withheld

Andrew A. Chisholm	715,234,377	99.64%	2,550,825	0.36%

Jacynthe Côté	715,180,787	99.64%	2,604,214	0.36%

Toos N. Daruvala	713,209,345	99.36%	4,575,856	0.64%

David F. Denison	712,005,162	99.19%	5,780,040	0.81%

Cynthia Devine	714,400,666	99.53%	3,384,335	0.47%

Roberta L. Jamieson	715,424,169	99.67%	2,361,033	0.33%

David McKay	715,362,906	99.66%	2,423,114	0.34%

Kathleen Taylor	667,371,611	92.98%	50,413,391	7.02%

Maryann Turcke	647,355,047	90.19%	70,429,954	9.81%

Thierry Vandal	712,433,485	99.25%	5,351,515	0.75%

Bridget A. van Kralingen	710,342,314	98.96%	7,442,687	1.04%

Frank Vettese	713,315,114	99.38%	4,470,086	0.62%

Jeffery Yabuki	715,150,361	99.63%	2,634,840	0.37%

2.	Appointment of Auditor

PricewaterhouseCoopers LLP was appointed as the auditor of the bank.

Votes for	% for	Votes withheld	% withheld

743,256,177	99.37%	4,690,698	0.63%

3.	Advisory vote on the bank’s approach to executive compensation

Votes for	% for	Votes against	% against

679,634,127	94.67%	38,298,480	5.33%

4.	Proposal No. 1: Update ‘sustainable finance’ criteria

Votes for	% for	Votes against	% against	Abstentions*

59,849,717	9.00%	605,338,574	91.00%	52,727,787

5.	Proposal No. 2: Financialization of housing

Votes for	% for	Votes against	% against	Abstentions*

154,898,642	21.66%	560,301,000	78.34%	2,732,020

6.	Proposal No. 3: Avoiding bank participation in pollution-intensive asset privatizations

Votes for	% for	Votes against	% against	Abstentions*

46,598,209	6.81%	637,167,441	93.19%	34,160,377

7.	Proposal No. 4: Becoming a ‘benefit’ company

Votes for	% for	Votes against	% against	Abstentions*

39,351,925	5.51%	675,296,441	94.49%	3,282,557

8.	Proposal No. 5: Advisory vote on environmental policy

Votes for	% for	Votes against	% against	Abstentions*

144,975,552	21.55%	527,840,199	78.45%	45,115,838

9.	Proposal No. 6: French, the official language

Votes for	% for	Votes against	% against	Abstentions*

4,818,419	0.67%	710,375,816	99.33%	2,733,442

10.	Proposal No. 7: Circular economy

Votes for	% for	Votes against	% against	Abstentions*

130,742,875	18.32%	582,807,464	81.68%	4,381,542

11.	Proposal No. 8: Disclosure of the pay ratio

Votes for	% for	Votes against	% against	Abstentions*

94,624,805	13.80%	591,070,938	86.20%	32,234,432

*	An abstention is counted as present for quorum purposes, but is not counted as a vote cast in determining whether the requisite majority of votes cast has approved the proposal.